Exhibit (a)(5)(vii)

EFiled: Jun 8 2012 5:07PM EDT
Transaction ID 44711415
Case No. 7610-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

EDWARD SLAPANSKY, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
	)	Civil Action No.
v.	)
)
TRUDY F. SULLIVAN, GARY M.	)
PFEIFFER, SUSAN M. SWAIN, JOHN W.	)
GLEESON, MARJORIE L. BOWEN,	)
ANDREW H. MADSEN, TALBOTS, INC.	)
SYCAMORE PARTNERS MANAGEMENT,	)
L.L.C., TLB HOLDINGS LLC, and TLB	)
MERGER SUB, INC.	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1.             Plaintiff brings this class action on behalf of the public stockholders of Talbots Inc. (“Talbots” or the “Company”) against Talbots’ Board of Directors (the “Board” or the “Individual Defendants”) for its breaches of fiduciary duties arising out of its attempt to sell the Company to Sycamore Partners Management, L.L.C. (“Sycamore”) by means of an unfair process and for an unfair price.

2.             Talbots is a leading multi-channel retailer and direct marketer of women’s apparel, shoes and accessories.  As of end of the first quarter 2012, the Company operated 516 stores in forty-six (46) states and Canada.

3.             On May 30, 2012, Sycamore and the Company announced a definitive agreement under which Sycamore, through its wholly-owned subsidiaries TLB Holdings LLC (“TLB”) and TLB Merger Sub Inc. (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of Talbots for $2.75 per share in cash (the “Proposed Transaction”). The Proposed Transaction is valued at $369 million.  The Board has breached its fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration. As described in more detail below, the consideration Talbots’ shareholders are to receive is inadequate and significantly undervalues the Company.

4.             The Individual Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making successful competing offers for the Company. Specifically, pursuant to the merger agreement dated May 30, 2012 (the “Merger Agreement”), defendants agreed to: (i) a strict “no-solicitation” provision that prevents the Company from soliciting other potential acquirors or even continuing discussions and negotiations with potential acquirors; (ii) a provision that provides Sycamore with five (5) business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Sycamore a termination fee of $1,500,000 in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of Talbots.

5.             The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and Talbots, Sycamore, TLB, and Merger Sub have aided and abetted such breaches by Talbots’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

6.             Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Talbots.

7.             Talbots is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at One Talbots Drive, Hingham Massachusetts 02043.

8.             Defendant Trudy F. Sullivan (“Sullivan”) has been the President, Chief Executive Officer (“CEO”), and a director of the Company since August 2007.

9.             Defendant Gary M. Pfeiffer (“Pfeiffer”) has been a director of the Company since April 2004.

10.           Defendant Susan M. Swain (“Swain”) has been a director of the Company since 2001.

11.           Defendant John W. Gleeson (“Gleeson”) has been a director of the Company since April 2004.

12.           Defendant Marjorie L. Bowen (“Bowen”) has been a director of the Company since April 2010.

13.           Defendant Andrew H. Madsen (“Madsen”) has been a director of the Company since April 2010.

14.           Defendants referenced in ¶¶ 8 through 13 are collectively referred to as the previously defined Individual Defendants and/or the Board.

15.           Defendant Sycamore is a Delaware limited liability company.

16.           Defendant TLB is a Delaware corporation with its headquarters located at 9 West 57th Street, 31st Floor, New York, New York 10019 that is a wholly-owned subsidiary of Sycamore.

17.           Defendant Merger Sub is a Delaware corporation, wholly-owned by TLB that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

18.           By reason of the Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with plaintiff and the other public shareholders of Talbots and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

19.           Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a)           adversely affects the value provided to the Company’s shareholders;

(b)           favors themselves or will discourage or inhibit alternative offers to purchase control of the Company or its assets;

(c)           adversely affects their duty to search and secure the best value reasonably available under the circumstances for the Company’s shareholders; and/or

(d)           will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

20.           In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a)           participating in any transaction where the Individual Defendants’ loyalties are divided;

(b)           participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the Company; and/or

(c)           unjustly enriching themselves at the expense or to the detriment of the public shareholders.

21.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, and independence owed to plaintiff and other public shareholders of Talbots.

CLASS ACTION ALLEGATIONS

22.           Plaintiff brings this action on his own behalf and as a class action on behalf of all owners of Talbots common stock and their successors in interest, except defendants and their affiliates (the “Class”).

23.           This action is properly maintainable as a class action for the following reasons:

(a)           The Class is so numerous that joinder of all members is impracticable.  As of June 4, 2012, Talbots has approximately 70.36 million shares outstanding.

(b)           Questions of law and fact are common to the Class, including, inter alia, the following:

(i)            Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)           Have the defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)          Have the defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(iv)          Have the defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(v)           Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(vi)          Have Talbots, Sycamore, TLB, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vii)         Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

(c)           Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d)           Plaintiff’s claims are typical of those of the other members of the Class.

(e)           Plaintiff has no interests that are adverse to the Class.

(f)            The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g)           Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(h)           Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

FURTHER SUBSTANTIVE ALLEGATIONS

24.           Talbots is a leading multi-channel retailer and direct marketer of women’s apparel, shoes and accessories. Established in 1947, Talbots now has stores across the country, and is known for its blending of tradition and innovation to create a modern take on timeless fashion. Selling items such as the blazer, trench, white shirt, ballet flats and pearls, Talbots has been successful in producing classic signature looks, as well as a shopping experience women have valued for decades. As of the end of the first quarter 2012, the Company operated 516 Talbots stores in forty-six (46) states and Canada.

25.           Like many retail chains, Talbots suffered financial setbacks during the recession, resulting in falling revenue and annual losses.

26.           Furthermore, design and marketing decisions during 2011 have had a negative impact on Talbots’ sales and consumer relations. According to a May 31, 2012 Bloomberg Businessweek article, the decision to introduce cocktail dresses and stilettos in an attempt to appeal to younger consumers “alienated” the Company’s traditional customer base of women over 35.

27.           One analyst stated that it “. . . takes a lot of time and a lot of money. . . [to] essentially fire your old customer and try to hire a new customer. . . ,” and that the practice is particularly difficult for public companies.

28.           Defendant Sullivan acknowledged that the new fashion approach “didn’t resonate with [Talbots’] customers,” while fans of Talbots on Facebook questioned “What happened to classic and traditional?”

29.           Indeed, as can be seen from their recent trading prices, Talbots stock has dropped significantly over the years and its stock is trading at depressed prices, having traded at over $10.00 per share in September 2010.

30.           After addressing the error in their marketing strategy, Talbots has begun to have a resurgence of financial strength, reporting improved first quarter fiscal 2012 results with an increase in both operating income and adjusted operating income compared to the prior year period. Operating income was $5.6 million, compared to prior year’s operating income of $3.2 million, while adjusted operating income was $10.5 million, an increase of $2.9 million compared to prior year’s adjusted operating income of $7.6 million.

31.           Speaking of the first quarter results on May 25, 2012, Sullivan stated:

We are pleased to have achieved profitability in the first quarter, driven by improved merchandise margin compared to the prior year period as well as strong inventory and expense management. Overall, we continue to focus on further enhancing our product, re-engaging with our core customer and executing our key strategic initiatives. . . .

32.           In a press release dated May 31, 2012, the Company announced that it had entered into the Merger Agreement with Sycamore pursuant to which Sycamore, through TLB and Merger Sub, would commence a tender offer to acquire all of the outstanding shares of the Company for $2.75 per share.

33.           Sycamore is seeking to acquire the Company at the most opportune time, a time when the Company is still recovering from the impact of both the recession and a marketing misstep, and its stock price is trading at a huge discount to its intrinsic value.

34.           Further, at least one Wall Street analyst had a price target of $4.00 per share before the Proposed Transaction was announced.

35.           Talbots stock has traded as high as $3.36 per share as recently as March 22, 2012.

36.           In addition, on December 6, 2011, Sycamore submitted an offer to acquire the Company for $3.00 per share.  On December 21, 2011, the Company “informed Sycamore Partners that it had considered and evaluated the terms of the proposed transaction and had concluded that the proposal was inadequate and substantially undervalues the Company.”

37.           In mid May, the Company announced that the Board received a non-binding proposal from Sycamore to acquire all of the Company’s outstanding common stock for $3.05 per share and that it entered into an exclusivity agreement with Sycamore in connection with the non-binding proposal. On May 15, 2012, the Company extended the exclusivity period with Sycamore.

38.           In a May 25, 2012 press release, the Company announced that Sycamore had withdrawn its $3.05 offer and “informed the Company that it is not prepared to execute a transaction at this time.” In the same press release, the Company stated that it “remain[ed] open to pursuing a transaction with Sycamore Partners at $3.05 per share.”

39.           Then, shockingly, less than one week later, the Company announced that it entered into the Merger Agreement with Sycamore at a price well below the $3.00 price that the Board previously had determined was “inadequate” and “substantially” undervalued the Company.

40.           Accordingly, the Proposed Transaction consideration is inadequate.

41.           In addition, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

42.           Section 6.02 of the Merger Agreement includes a “no-solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Sycamore. Section 6.02(a) demands that the Company terminate any and all prior or on-going discussions with other potential acquirors.

43.           Pursuant to Section 6.02(c) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Sycamore of the bidder’s identity and the terms of the bidder’s offer.  Thereafter, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with Sycamore in order to enter into the competing proposal, it must grant Sycamore five (5) business days in which the Company must negotiate in good faith with Sycamore (if Sycamore so desires) and allow Sycamore to amend the terms of the Merger Agreement to make a counter-offer so that the competing proposal ceases to be superior. In other words, the Merger Agreement gives Sycamore access to any rival bidder’s information and allows Sycamore a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Sycamore and piggy-back upon the due diligence of the foreclosed second bidder.

44.           The Merger Agreement also provides that a termination fee of $1,500,000 must be paid to Sycamore by Talbots if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

45.           Sycamore is also the beneficiary of a “Top-Up” provision that ensures that Sycamore gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Sycamore receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Sycamore fails to acquire the 90% required, the Merger Agreement also contains the “Top-Up” provision that grants Sycamore an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

46.           Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

47.           Accordingly, plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

48.           Plaintiff repeats all previous allegations as if set forth in full herein.

49.           The Individual Defendants have knowingly and recklessly and in bad faith violated their fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Talbots and have acted to put their personal interests ahead of the interests of Talbots shareholders.

50.           The Individual Defendants’ recommendation of the Proposed Transaction will result in a change of control of the Company that imposes heightened fiduciary responsibilities to maximize Talbots’ value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

51.           The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of Talbots because, among other reasons:

(a)           they failed to take steps to maximize the value of Talbots to its public shareholders and took steps to avoid competitive bidding;

(b)           they failed to properly value Talbots; and

(c)           they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

52.           As a result of the Individual Defendants’ breaches of their fiduciary duties, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Talbots’ assets and will be prevented from benefiting from a value-maximizing transaction.

53.           Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

54.           Plaintiff and the Class have no adequate remedy at law.

COUNT II
Aiding and Abetting

(Against Talbots, Sycamore, TLB, and Merger Sub)

55.           Plaintiff repeats all previous allegations as if set forth in full herein.

56.           As alleged in more detail above, defendants Sycamore, Talbots, TLB, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

57.           As a result, plaintiff and the Class members are being harmed.

58.           Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against defendants jointly and severally, as follows:

(A)          declaring this action to be a class action and certifying plaintiff as the Class representative and his counsel as Class counsel;

(B)           enjoining, preliminarily and permanently, the Proposed Transaction;

(C)           in the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding plaintiff and the Class rescissory damages;

(D)          directing that defendants account to plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)           awarding plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

(F)          granting plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: June 8, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 North Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff
OF COUNSEL:

LEVI & KORSINSKY, LLP
Joseph Levi
30 Broad Street, 24th Floor
New York, NY 10004
(212) 363-7500